FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TRINKAUS & BURKHARDT
SHOWS STRONG GROWTH IN Q3 RESULTS

  Profit before tax was EUR87 million for the nine months ended 30 September 2004, an increase of 42.9 per cent over the same period in 2003. Net profit after tax was EUR59.7 million, an increase of 79.8 per cent compared to the first nine months of 2003.
  Operating profit in the first nine months was EUR70.7 million, an increase of 11.5 per cent for the same period in 2003.
  Net fees and commission continued to be the most important element of the bank's profits, growing by 13.2 per cent in the nine months to 30 September 2004 to EUR164.9 million. The bank benefited from continued growth in the number of remunerative client relationships in Private and Corporate Banking.
  The bank is pleased to announce that it has signed a new securities processing agreement with Fimatex.

HSBC Trinkaus & Burkhardt, a 73.47 per cent indirectly-owned subsidiary of HSBC Holdings plc, reported a clear increase in profits for the first nine months of 2004. Profit before tax rose by 42.9 per cent to EUR87 million and net profit after tax was even stronger, rising 79.8 per cent to EUR59.7 million. This result is partly due to the sale of the indirect shareholding in HSBC Guyerzeller Bank in the second quarter of 2004 but also stems from the 11.5 per cent increase in operating profits to EUR70.7 million. This year's objective - a double-digit percentage increase in operating profits over the high level reached in the previous year - was achieved in the first nine months.

The three factors underlying this positive development in operating profits included, firstly, the clear increase in revenues from net fees and commission income and income from trading activities. Secondly, administrative expenses rose 9.2 per cent to EUR189.4 million. This apparent strong increase is actually moderate as additional costs came from the completed transfer of DAB bank's securities processing - an investment in future revenue streams. The migration of DAB bank, which is one of Germany's leading direct banks, was successfully completed in July.

Additionally the online broker Fimatex has just signed an outsourcing contract with the bank and will transfer its securities processing to HSBC Trinkaus & Burkhardt in 2005. This demonstrates the bank's robust competence in securities and project management. Thirdly, lending provisions dropped by EUR2.7 million compared to the previous year, without any easing of the conservative policy in the assessment of credit risks.

The third quarter of 2004 was characterised by clearly lower transaction figures in the securities business. Since the beginning of the year, the DAX has fluctuated within a narrow band and far fewer businesses came to the stock market than expected. In this environment, investors preferred to avoid transactions. Against this background, the Managing Partners are pleased with the results.

Net fees and commission in the first nine months rose by 13.2 per cent to EUR164.9 million and thus continued to be the most important element of the bank's profit. The bank benefited from continuing increases in the number of remunerative client relationships in Private and Corporate Banking. Most pleasing was the attained increase in the overall commission income, where a sizeable mergers and acquisition transaction contributed to the favourable outcome in the third quarter. Regarding institutional client business, significant accomplishments were achieved in fixed income sales.

Institutional client business made the largest contribution of all segments to the bank's operating profit for the first nine months in 2004, with EUR32 million as opposed to EUR24.1 million for the same period in 2003. In corporate banking, operating profit increased from EUR27.9 million to EUR30.1 million. In private banking, total operating profit increased from EUR21.8 million to EUR22.1 million. Private banking's total operating profit includes a EUR6.3 million contribution from the sale of the indirect participation of HSBC Guyerzeller Bank, whereas the corresponding 'income from investments' to private banking's interest income has ceased. Income from proprietary trading in the first nine months totalled EUR19.6 million compared to EUR21.2 million.

Trading profits improved by 19.9 per cent to EUR46.3 million in the first nine months. While the trading contribution from equities and equity derivatives nearly reached the previous year's high level, the revenues generated in both interest and foreign exchange business more than doubled. Net interest income, as a result of several factors, declined by 12 per cent to EUR50.5 million. Even though the interest income from corporate client business remained relatively stable, the interest income from financial investments dropped due to declining volumes of high interest bonds. Also, the prior year's figures still included earnings from the affiliated company, HSBC Guyerzeller Bank - this income is no longer reported, with effect from 1 January 2004 due to the sale of this investment.

Administrative expenses have risen primarily due to two elements. Firstly, personnel expenses increased by 7.3 per cent to EUR121.4 million as a result of increased personnel and higher bonuses linked to profit growth. Secondly, the rise was also associated with higher IT costs. The transfer of DAB bank's securities processing was accompanied by additional staffing and higher costs for hardware and software.

For the last quarter in 2004, the Managing Partners expect to maintain the growth of operating profits. Nevertheless, this will depend on the transaction volumes of the financial markets. The Managing Partners are confident that, with the bank's effective credit risk management system, the results will be protected from any large provisions. The rise in administrative expenses should not go beyond a single-digit percentage, whereby the cost components are intensively controlled, without forgoing any potential revenues. Under these assumptions the revenue objectives will be reached and the shareholders would therefore participate in higher profits.

ends

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 11, 2004